FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of November 2005
Commission File No. 000-49751
CATALYST PAPER CORPORATION
(Translation of registrant’s name into English)
16TH Floor, 250 Howe Street
Vancouver
British Columbia, Canada V6C 3R8
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ___ Form 40-F _X_
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ___ No _X_
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ___ No _X_
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ___ No _X_
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ___

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CATALYST PAPER CORPORATION
	By:	/s/ Valerie Seager

	Name: Title:	Valerie Seager Corporate Secretary
Date: November 18, 2005

EXHIBIT INDEX

Exhibit	Description of Exhibit	Page
1	News release dated November 15, 2005

EXHIBIT 1

November 15, 2005
Settlement reached in legal action against HEU and picketers at Elk Falls mill
Vancouver (B.C.) – Catalyst Paper (formerly NorskeCanada) has accepted payment of $125,000 from the Hospital Employees Union (HEU) to settle a legal action launched by the company in 2004 when operations at its Elk Falls mill were disrupted by picketers.
Catalyst intended to seek damages for lost production and labour costs from both the HEU and individual picketers who took part in the picketing at the Elk Falls mill on May 1, 2004.
“Catalyst was not involved in the HEU dispute. The HEU and its supporters had no business being at our mill,” said Ferio Pugliese, Vice-President, Human Resources. “People will be held accountable when their actions cause harm.”
As a value-added manufacturer, Catalyst produces customized, specialty paper products for publishers, retail advertisers and printers worldwide.
“We’re not a commodity producer,” Pugliese said. “Our customers operate within tight timelines and supply windows of their own. They expect and need certainty of product supply and that means we cannot tolerate delays or disruptions in our logistics. Our employees and suppliers understand this and they deserve to be able to come and go from our facilities as scheduled.”
Catalyst is a leading producer of mechanical printing papers in North America. The company also produces de-inked and market Kraft pulp. With five mills employing 3,800 people at sites within a 160 kilometre radius on the south coast of British Columbia, Catalyst has a combined annual capacity of 2.5 million tonnes of product. Catalyst Paper Corporation common shares trade on the Toronto Stock Exchange under the ticker symbol CTL. The company is headquartered in Vancouver, B.C.

For more information:
Lyn Brown
Vice-President, Corporate Affairs
604-654-4212